Exhibit E

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Delaware Wilshire Private Markets Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$32,058,249.37(1)	0.01476%(2)	$4,731.80
Fees Previously Paid	—		—
Total Transaction Valuation	$32,058,249.37 (1)
Total Fees Due for Filing			$4,731.80
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$0.00

(1)	Calculated as the aggregate maximum purchase price for Institutional Class Shares of beneficial interest (“Shares”). The fee of $4,731.80 was paid by Delaware Wilshire Private Markets Master Fund in connection with filing its Schedule TO-I (See Ironwood Multi-Strategy Fund LLC, et al., SEC No-Action Letter (April 20, 2017)).

(2)	Calculated at $147.60 per $1,000,000.00 of the Transaction Valuation.

Table 2 – Fee Offset Claims and Sources

Not applicable.

E-1